Exhibit 99

IDACORP
1221 W. Idaho Street
Boise, ID   83702

August 6, 2009

FOR IMMEDIATE RELEASE

Lawrence F. Spencer, Director of Investor Relations
Phone:  (208) 388-2664
lspencer@idacorpinc.com

IDACORP, Inc. Announces Second Quarter 2009 Results

BOISE-IDACORP, Inc. (NYSE:IDA) reported second quarter 2009 net income attributable to IDACORP, Inc. of $27.5 million or $0.58 per diluted share compared to $17.5 million or $0.39 per diluted share in the second quarter of 2008. Idaho Power Company, IDACORP’s principal subsidiary, reported second quarter net income of $26.3 million compared to $17.7 million in 2008.

“We were able to deliver improved financial results over last year despite the current economic environment,” said J. LaMont Keen, IDACORP, Inc. and Idaho Power Company’s President and CEO.  “Our focus on the fundamentals such as enhanced cost management, timely recovery of infrastructure investment and positive regulatory outcomes resulted in improved earnings.”

“We continue to advance plans for infrastructure investments to strengthen reliability and ensure adequate future energy supplies,” added Keen. “Additionally, we remain active on the regulatory front with strategic filings before both the Idaho and Oregon public utilities commissions. While the full impact of increased revenues from recent regulatory decisions was partially offset by decreased demand due to weather and challenging economic times, our improved results demonstrate continued progress toward achieving our allowed return on equity.”

Performance Summary

A summary of IDACORP’s and each IDACORP subsidiary’s net income for the second quarter and year-to-date 2009 as compared to 2008 is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
	(in thousands except per diluted share amounts)

Earnings From:
Idaho Power Company (IPC)	$26,326	$17,728	$45,610	$38,999
IDACORP Financial Services (IFS)	188	701	329	1,502
Ida-West Energy	1,384	908	1,572	963
Holding Company and All Other	(423)	(1,822)	(1,152)	(2,233)
Net income attributable to
IDACORP, Inc.	$27,475	$17,515	$46,359	$39,231

Weighted average outstanding shares–diluted	46,977	45,155	46,927	45,101
Earnings per diluted share	$0.58	$0.39	$0.99	$0.87

The following table presents a reconciliation of net income attributable to IDACORP, Inc. for the three and six months ended June 30, 2008 to June 30, 2009:

	Three months		Six months
	ended		ended
	(in millions)
June 30, 2008		$17.5		$39.2
Change in IPC net income:
Improved generating conditions and regulatory changes	$11.9		$17.8
Reduced sales volumes, net of cost adjustment mechanism	(10.2)		(15.0)
Change in distribution of base net power supply costs	6.5		-
Oregon 2007 excess power cost deferral order	6.4		6.4
Reduced transmission revenues	(1.7)		(2.9)
Improved results at Bridger Coal Company	0.4		4.5
Gain on the sale of the Southwest Intertie Project	(3.0)		(2.9)
Other	(1.7)		(1.3)
Total increase in IPC net income		8.6		6.6
Other net increases (shown net of tax)		1.4		0.6
June 30, 2009		$27.5		$46.4

•         Changes to the Idaho PCA mechanism and base rate increases that both took effect February 1, 2009, positively impacted net income, as did improved hydroelectric generating conditions.

•         IPC’s retail customer sales volumes were down eight percent for the quarter and six percent year-to-date, due primarily to weather conditions.  To a lesser extent economic factors contributed to the reduction in sales volume.  Precipitation in the second quarter of 2009 was more than double the same period in 2008, contributing to a 19 percent decrease in sales to irrigation customers.  Temperatures were more moderate in IPC’s service territory, resulting in 22 percent and 9 percent declines in heating degree days in the quarter and year to date, respectively.

•         In May 2008 an Idaho Public Utilities Commission (IPUC) Order changed the allocation of base net power supply costs in IPC’s PCA mechanism, retroactive to March 1, 2008.  The PCA deferral for the second quarter of 2008 was reduced $6.5 million to reflect the effect of the order on the March 2008 PCA calculation (thereby reducing earnings in the second quarter of 2008).  A May 2009 Oregon Public Utility Commission stipulation allowed the deferral for future recovery of $6.4 million of excess power supply costs incurred in 2007 and reduced PCA expense in the second quarter 2009.

•         Transmission revenues for the quarter and year-to-date periods were lower than 2008 principally due to a reduction in prices and volumes sold.

•         Also contributing to the increase in year-to-date earnings was the return to more normal operations at Bridger Coal Company, which had experienced losses in the first half of 2008, primarily due to difficulties related to its longwall mining operation.  These 2008 first half losses were recovered by year end 2008 through increased coal prices.

•         In 2008 IPC recorded a $3.0 million gain on the sale of a portion of the Southwest Intertie Project.

2009 Outlook

The outlook for key operating and financial metrics is:

2009 Estimates
Key Operating & Financial Metrics	Current	Previous
Idaho Power Operation &
Maintenance Expense (Millions)	No Change	$280-$290
Idaho Power Capital
Expenditures (Millions) (1)	No Change	$220-$230
Idaho Power Hydroelectric
Generation (Million MWh) (2)	7.5-8.5	6.5-8.5
Non-Regulated Subsidiary Earnings
and Holding Company Expenses (Millions)	No Change	$0.0-$3.0
Effective Tax Rates:(3)
Idaho Power	26%-31%	31%-35%
Consolidated – IDACORP	19%-24%	24%-28%

(1)    For the three-year period, 2009-2011, IPC expects to spend approximately $730-750 million. This amount includes expenditures for the siting and permitting of major transmission expansions for Boardman to Hemingway, Gateway West, Hemingway Station and the Hemingway Bowmont facilities, but excludes the costs of the Langley Gulch power plant.  On March 6, 2009, IPC filed an application with the IPUC for a Certificate of Public Convenience and Necessity (CPCN) authorizing IPC to construct, own and operate the Langley Gulch power plant.  A decision from the IPUC is expected in the third quarter of 2009.  If the IPUC issues the CPCN in a form that permits Idaho Power to secure financing on acceptable terms, the Company expects to spend between $50 million and $55 million during 2009 on this project. Idaho Power’s estimate for construction of Langley Gulch power plant is $427 million, including transmission interconnection costs.

(2)    The range of estimated hydroelectric generation has been revised to reflect actual generation through June and estimated ranges of generation for the remainder of the year.  Significant drivers include above normal precipitation during June and the impacts of above normal storage levels in reservoirs above Brownlee dam.

(3)  The effective tax rate ranges at IPC and IDACORP are lower principally due to the settlement of the 2006 IRS examination and the state of Idaho’s adoption of the 2009 federal bonus depreciation provisions.

More detailed financial information will be provided in IDACORP’s Quarterly Report on Form 10-Q to be filed today, before the markets open, with the Securities and Exchange Commission and posted to the IDACORP Web site at www.idacorpinc.com.

Web Cast / Conference Call

IDACORP will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time). All parties interested in listening may do so through a live Web cast, or by calling (617) 597-5341 for listen-only mode.  The passcode is 4322677. Details of the conference call logistics are posted on the company’s Web site (http://www.idacorpinc.com). A replay of the conference call will be available on the company’s Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978. To learn more about Idaho Power or IDACORP, visit www.idahopower.com or www.idacorpinc.com.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are “forward-looking statements” within the meaning of federal securities laws. Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements. Factors that could cause actual results to differ materially from the forward-looking statements include:  The effect of regulatory decisions by the Idaho Public Utilities Commission, the Oregon Public Utility Commission and the Federal Energy Regulatory Commission affecting our ability to recover costs and/or earn a reasonable rate of return including, but not limited to, the disallowance of costs that have been deferred; changes in and compliance with state and federal laws, policies and regulations, including new interpretations by oversight bodies, which include the Federal Energy Regulatory Commission, the North American Electric Reliability Corporation, the Western Electricity Coordinating Council, the Idaho Public Utilities Commission and the Oregon Public Utility Commission, of existing policies and regulations that affect the cost of compliance, investigations and audits, penalties and costs of remediation that may or may not be recoverable through rates; changes in tax laws or related regulations or new interpretations of applicable law by the Internal Revenue Service or other taxing jurisdictions; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and penalties and settlements that influence business and profitability; changes in and compliance with laws, regulations, and policies including changes in law and compliance with environmental, natural resources, endangered species and safety laws, regulations and policies and the adoption of laws and regulations addressing greenhouse gas emissions, global climate change, and energy policies; global climate change and regional weather variations affecting customer demand and hydroelectric generation; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generation, transmission and distribution facilities, including an inability to obtain required governmental permits and approvals, rights-of-way and siting, and risks related to contracting, construction and start-up; operation of power generating facilities including performance below expected levels, breakdown or failure of equipment, availability of transmission and fuel supply; changes in operating expenses and capital expenditures, including costs and availability of materials, fuel and commodities; blackouts or other disruptions of Idaho Power Company’s transmission system or the western interconnected transmission system; population growth rates and other demographic patterns; market prices and demand for energy, including structural market changes; increases in uncollectible customer receivables; fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing or refinance existing debt when necessary or on favorable terms, which can be affected by factors such as credit ratings, volatility in the financial markets and other economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; changes in interest rates or rates of inflation; performance of the stock market, interest rates, credit spreads and other financial market conditions, as well as changes in government regulations, which affect the amount and timing of required contributions to pension plans and the reported costs of providing pension and other postretirement benefits; increases in health care costs and the resulting effect on medical benefits paid for employees; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; homeland security, acts of war or terrorism; natural disasters and other natural risks, such as earthquake, flood, drought, lightning, wind and fire; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements. Any such forward-looking statements should be considered in light of such factors and others noted in the companies’ Annual Report on Form 10-K for the year ended December 31, 2008, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and other reports on file with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.